September 17, 2013

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention:	John Cash
Accounting Branch Chief

Re:	ENGlobal Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed April 15, 2013
Form 10-K/A for the Fiscal Year Ended December 29, 2012
Filed April 29, 2013
Form 10-Q for the Period Ended June 29, 2013
Filed August 9, 2013
Form 8-K
Filed April 15, 2013
File No. 1-14217

Dear Mr. Cash:

This letter is a request for additional time to respond to the comment letter dated September 4, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission related to the above referenced filings.

The Company has made progress in preparing its response, however, based on a review of its internal resources, the Company concluded that it will require additional time to consider and respond fully to the Staff’s comments and prepare its response.  Therefore, I respectfully advise that the Company expects to submit its response to the Staff’s comments by September 25, 2013. We will endeavor to submit the response earlier if feasible.

If you have any questions with respect to the foregoing, please contact me at (281) 878-4584.

Sincerely,

/s/ Mark A. Hess

Mark A. Hess
Chief Financial Officer